Mail Stop 3-09

							March 18, 2005


Ronald W. Barrett, Ph.D.
Chief Executive Officer
XenoPort, Inc.
3410 Central Expressway
Santa Clara, CA  95051

Re:	Xenoport, Inc.
	Amendment No. 1 to the Registration Statement on Form S-1
	File No. 333-122156

Dear Dr. Barrett:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Our Product Candidates, page 1

1. We note your response to comment 6 and your revised disclosure. We continue to believe that disclosure on specific results of any clinical studies related to your XP13512 product should not be discussed in the summary section as such detailed information is inappropriate for inclusion in the summary. Please revise this section so the disclosure in the summary is limited to a discussion of the extent of testing, such as the drugs, indication(s) and current phase of testing.

2. We note your response to comment 9 and reissue the comment in part. Please identify in your document the "recent study" that indicated "approximately 2% of patients visiting primary care physicians in the United States and four European countries suffer from RLS symptoms . . . ."  We note you have provided the third party
documentation supporting the statement you make here.

Management`s Discussion and Analysis of Financial Condition and
Results..., page 35

Critical Accounting Policies and Significant Judgments and
Estimates,
page 36

Stock-Based Compensation, page 37
3. Please refer to your February 1, 2005 analysis in response to our comment:

* We noted your response to our comment #43 and your anticipated
IPO
price range used. We may have further comment if the IPO range changes significantly.

* You refer to the price range on a "pre-reverse split basis.
Please
tell us whether the number of shares and per share amounts are on the same share basis as in the financial statements included in your filing.

* Please reconcile for us the deferred compensation per your financial statements to deferred compensation in your analysis.

Research and Development, page 39
4. We noted your response to our comment #28. Please expand the line item "other" in the table by further breaking out the nature and amount of items in "other," for example, internal employee and related expense and overhead for which you do not allocate to specific programs. Quantify the nature and amount of other items included in "other."

Notes to Financial Statements, page F-16

1. Stock Compensation, page F-22
5. Please disclose herein and on page 38 the effect that adopting
FAS
123, as revised, will have on your financial statements.

10. Subsequent Events (unaudited), page F-38
6. Please tell us why this note is unaudited given that the auditors report date is February 22, 2005.
7. In the second paragraph, please clarify whether and to what extent including the terms of options granted.



*	*	*

      File a pre-effective amendment in response to these comments.
Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter.
The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number.
We may have comments after reviewing revised materials and your responses.

      Submit your request for acceleration at least two business days prior to the requested effective date.

      You may contact Keira Ino at (202) 824-5488 or James
Rosenberg
(202) 942-1803 if you have questions regarding comments on the financial statements and related matters. Please contact Song
Brandon at (202) 942-2831 or John Krug at (202) 942-2979 with any other questions.

								Sincerely,



								Jeffrey Riedler
									Assistant Director


cc:  	Suzanne Sawochka Hooper, Esq.
	Kathryn Walker Hall, Esq.
	Cooley Godward LLP
	Five Palo Alto Square
	3000 El Camino Real
	Palo Alto, CA  94306







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